FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




For the month of January 2005
Commission File Number 333-7182-01

                                   CEZ, a. s.
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                 (Translation of registrant's name into English)

                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic
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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F  X       Form 40-F
                              ---                ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes                  No  X
                           ---                 ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was filed by CEZ, a. s. in Czech language with the Prague Stock Exchange as required by its rules and regulations:


Structure of Shareholders as of January 15, 2005



NPF CR                                         67.612%

Other legal entities                          24.468%

Native residents                                5.027%
Foreigners                                     19.441%

Natural persons                                 4.667%

Native residents                                4.493%
Foreigners                                      0.174%

Custodians                                      3.253%


The National Property Fund of the Czech Republic is the only shareholder whose shares exceed 5% of the registered capital of CEZ, a. s.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                  CEZ, a. s.

                                           ------------------------
                                                 (Registrant)
Date:  January 20, 2005
                                              /s/ Libuse Latalova
                                           By:______________________
                                                Libuse Latalova
                                        Head of Finance Administration